  Exhibit 99.1

Euro Tech Holdings Company Limited
c/o Euro Tech (Far East) Ltd.
18/F Gee Chang Hang Centre
65 Wong Chuk Hang Road, Hong Kong

April 18, 2019

To Our Shareholders,

This Notice is being mailed to the shareholders of Euro Tech Holdings Company Limited (CLWT - NASDAQ SmallCap) (the “Company”) in connection with the adoption of the Company's 2019 Stock Option and Incentive Plan (the “Plan”). Subject to the approval of the Plan by a resolution of the shareholders of the Company, the Board of Directors of the Company approved the adoption of the Plan by unanimous written consent dated April 18, 2019 as it believes that such actions are in the best interests of the Company and its shareholders. The Plan was then approved under a resolution of the Company's shareholders consented to in writing dated April 18, 2019.

The Board of Directors believes that the Plan will promote the success, and enhance the value, of the Company by linking the personal interest of participants to those of Company shareholders and by providing participants with an incentive for outstanding performance.

The Plan provides for the granting of up to 300,000 Ordinary Shares (the “Share Limit”), in the form of options to Officers, Directors and Key Employees who perform services which contribute to the successful performance of the Company. In addition, the Plan provides that, on the first day of each fiscal year commencing on January 1, 2020, the Share Limit shall automatically be increased by that number of shares equal to 5% of the number of Ordinary Shares outstanding as of such date.

Pursuant to Article 82 of the Articles of Association of the Company an action that may be taken by the shareholders at a meeting may also be taken by a resolution of shareholders consented to in writing, without the need for any notice. No meeting of the shareholders of the Company was required in order to pass the shareholder resolutions that approved the adoption of the Plan as it was instead approved by way of a resolution of shareholders consented to in writing. Shareholders holding a majority of the shares entitled to vote on the adoption of the Plan passed the approving shareholder resolutions. This eliminated the costs and management time involved in holding a meeting of the shareholders and ensured that the Plan was adopted as early as possible in order to accomplish the purposes of the Company.

In accordance with the requirements of the Articles of Association, a copy of the written resolutions of the shareholders under which the Plan was approved is enclosed with this notice.

ADDITIONAL INFORMATION

The Company has filed a Report on Form 6-K with the U.S. Securities and Exchange Commission (“SEC”) with respect to the forgoing action, and you can get a copy by contacting the SEC or through the SEC’s EDGAR system on its home page at www.sec.gov.

By Order of the Board of Directors,

Sincerely,

T.C. Leung, Chairman of the Board
of Directors

2